UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41927

SU Group Holdings Limited

(Registrant’s Name)

7th Floor, The Rays
No. 71 Hung To Road, Kwun Tong
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SU Group Holdings Limited, a Cayman Islands exempted company (the “Company”) is furnishing this Form 6-K to report its unaudited and unreviewed interim financial results for the six months ended March 31, 2026. The unaudited and unreviewed interim condensed consolidated financial statements for the six months ended March 31, 2026 are furnished as Exhibit 99.1 to this Report. The Company has also issued a press release announcing its interim financial results, a copy of which is furnished as Exhibit 99.2 to this Report.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Unaudited and Unreviewed Interim Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2026

99.2	Press Release dated September 29, 2026 - SU Group Narrows First-Half Operating Loss, Executes on Long-Term Strategy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SU GROUP HOLDINGS LIMITED

Date: September 29, 2026	By:	/s/ Chan Ming Dave
Chan Ming Dave
Chief Executive Officer